SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                      SCHEDULE 13D (Amendment No. 2)

                Under the Securities Exchange Act of 1934


                              Xytronyx, Inc.
                          ----------------------
                             (Name of Issuer)


                  Common Stock, par value $.01 per share
                  --------------------------------------
                     (Title of Class of Securities)


                                984175109
                        ---------------------------
                              (CUSIP Number)


                  Paramount Capital Asset Management, Inc.
                       c/o Lindsay A. Rosenwald, M.D.
                              787 Seventh Avenue
                              New York, NY 10019
                                (212) 554-4300

            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                             March 6, 1996
                             -------------
         (Date of Event which Requires Filing of this Statement)



        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:
                                                          ( )

        Check the following box if a fee is being paid with this
        Statement:
                                                          ( )



      CUSIP NO. [984175109]               13D

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paramount Capital Asset Management, Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)( )
                                                         (b)( )

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*
      OO (see Item 3 below)

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
                                                            ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           5,322,927
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             5,322,927

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,322,927

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                           ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      40.7%

 14   TYPE OF REPORTING PERSON*
      CO



      CUSIP NO. [984175109]                  13D


  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Domestic Fund, L.P.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)( )
                                                        (b)( )

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*
      OO (see Item 3 below)

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
                                                            ( )

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           1,966,427
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             1,966,427

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,966,427

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                               ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.8%

 14   TYPE OF REPORTING PERSON*
      PN



      CUSIP NO. [984175109]           13D

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Aries Trust

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)( )
                                                            (b)( )

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*
      OO (see Item 3 below)

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
                                                               ( )

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           3,356,500
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             3,356,500

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,356,500

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                              ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      29.6%

 14   TYPE OF REPORTING PERSON*
      OO (see Item 2)



      CUSIP NO. [984175109]            13D

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindsay A. Rosenwald, M.D.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)( )
                                                          (b)( )

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*
      OO (see Item 3 below)

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
                                                             ( )

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           5,755,310
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             5,755,310

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,755,310

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                               ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      42.6%

 14   TYPE OF REPORTING PERSON*
      IN



Item 1.   Security and Issuer.

     (a)  Common Stock, $.02 par value ("Shares")

          Xytronyx, Inc.
          6730 Mesa Ridge Rd.,
          San Diego, CA 92121
          619-550-3900

Item 2.   Identity and Background.

     Names of Persons Filing:

     (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively with Paramount Capital, Aries Domestic and Aries Trust, the "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald is 787 Seventh Avenue, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,(1) a Subchapter S corporation incorporated in the State of Delaware. Paramount
          Capital is the General Partner of Aries Domestic,(2) a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,(3) a Cayman Islands Trust.
     _________________

     1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

     2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

     3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.



     (d) The Reporting Parties and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Parties and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Since December 6, 1995, the date of the original schedule 13D filing of the Reporting Parties, Aries Domestic and the Aries Trust acquired additional securities of the Issuer as detailed below. On October 8, 1996, Aries Domestic received warrants to purchase 45,000 shares of common stock of the Issuer, and the Aries Trust received warrants to purchase 105,000 shares of common stock of the Issuer in connection with a line of credit of up to $500,000 which Aries Domestic and the Aries Trust extended to the Issuer.

          In connection with the closing (the "Closing") of a private offering (the "Offering") of securities of the Issuer, Aries Domestic used its general funds to effect the purchase of 8.6 units (the "Units"), each Unit consisting of 500 shares of Premium Preferred Stock (the "Preferred Stock") and warrants to purchase 50,000 shares of common stock of the Issuer for an aggregate amount of 4,299 shares of Preferred Stock (which shares of Preferred Stock are convertible into 895,625 shares of common stock of the Issuer based on a conversion rate of 208.33 shares of common stock per share of preferred stock) and warrants to purchase 429,900 shares of common stock of the Issuer for an approximate aggregate purchase price of $860,000. On the same date and in the same Offering, the Aries Trust used its general funds to effect the purchase of 16.68 Units for an aggregate amount of 8,340 shares of Preferred Stock (which shares of Preferred Stock are convertible into 1,737,500 shares of common stock of the Issuer based on a conversion rate of
          208.33 shares of common stock per share of preferred stock) and warrants to purchase 834,000 shares of common stock of the Issuer for an approximate aggregate purchase price of $1,668,000.

          In addition, the Aries Domestic also received 0.86 Unit Purchase Options to purchase 430 shares of Preferred Stock (convertible into 89,562 shares of common stock of the Issuer based on a conversion rate of 208.33 shares of common stock per share of preferred stock) and warrants to purchase 42,990 shares of common stock of the Issuer. Similarly, the Aries Trust received 1.668 Unit Purchase Options to purchase 834 shares of Preferred Stock of the Issuer (convertible into 173,750 shares of common stock of the Issuer based on a conversion rate of 208.33 shares of common stock per share of preferred stock) and warrants to purchase 83,400 shares of common stock of the Issuer.

Item 4.   Purpose of Transaction.

          The Reporting Parties have acquired shares of Common Stock of the Issuer as an investment in the Issuer.

          In December, 1996, the Issuer effected certain changes to its management and Board of Directors, including but not limited to, replacing its Chief Executive Officer. Mr. Michael S. Weiss, a member of the Issuer's Board of Directors and Senior Managing Director of Paramount Capital, Inc. (an investment bank related to Paramount Capital), voted in favor of these changes. As previously set forth in Item 4., Paramount Capital, Inc. has acted as placement agent for the Issuer in connection with its November, 1995 and March, 1996 private offering of securities.

          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
          Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) As of April 15, 1997, Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 400,000 shares of common stock of the Issuer, warrants to purchase an additional 1,913,990, 12,639 shares of preferred stock of the Issuer (convertible into 2,633,125 common stock of the Issuer), 1,264 warrants to purchase shares of preferred stock (which shares of preferred stock shall be convertible into 263,312 shares of common stock) and 0.625 Units (convertible into 50,000 shares of common stock and 62,500 warrants to purchase shares of common stock) or 39.7% of the Issuer's securities on a fully diluted basis and Aries Domestic, the Aries Trust and Dr. Rosenwald beneficially owned as follows:

                                Percent    Amount Owned
                                -------    ------------
               Aries Domestic   19.8%(4)   200,000 shares of common stock
                                           724,990 warrants to purchase
                                             shares of common stock
                                           895,625 shares of common stock
                                             (underlying 4,299 shares of
                                             preferred stock)
                                           0.3125 Units (convertible into
                                             25,000 shares of common
                                             stock and 31,250 warrants to
                                             purchase shares of common
                                             stock)
                                           430 warrants to purchase shares
                                             of preferred shares (which
                                             shares of preferred stock are
                                             convertible into 89,562
                                             shares of common stock)

               Aries Trust      28.4%(4)   200,000 common shares
                                           1,189,000 warrants to purchase
                                             shares of common stock
                                           1,737,500 shares of common stock
                                             (underlying 8,340 shares of
                                             preferred stock)
                                           0.3125 Units (convertible into
                                             25,000 shares of common
                                             stock and 31,250 warrants to
                                             purchase shares of 834 warrants
                                             to purchase shares of
                                             preferred shares (which shares
                                             of preferred stock are
                                             convertible into 173,750 shares
                                             of common stock)

               Dr. Rosenwald    41.7%(4)   2.40213 Units (convertible into
                                             192,170 shares of common stock
                                             and 240,213 warrants to purchase
                                             shares of common stock).

          ----------------

          4 As of the date of this filing, Aries Domestic, the Aries Trust and Dr. Rosenwald had not received any of the warrants, Preferred Stock or Unit Purchase Options issuable in connection with the Offering as more fully set forth in Item 3.



          (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

          (c) The following purchases were made by Aries Domestic and Aries Trust in the past sixty (60) days:

               On March 6, 1997, in connection with the closing (the "Closing") of a private offering (the "Offering") of securities of the Issuer, Aries Domestic used its general funds to effect the purchase of 8.6 units (the "Units"), each Unit consisting of 500 shares of Premium Preferred Stock (the "Preferred Stock") and warrants to purchase 50,000 shares of common stock of the Issuer for an aggregate amount of 4,299 shares of Preferred Stock (which shares of Preferred Stock are convertible into 895,625 shares of common stock of the Issuer based on a conversion rate of 208.33 shares of common stock per share of preferred stock) and warrants to purchase 429,900 shares of common stock of the Issuer for an approximate aggregate purchase price of $860,000. On the same date and in the same Offering, the Aries Trust used its general funds to effect the purchase of 16.68 Units for an aggregate amount of 8,340 shares of Preferred Stock (which shares of Preferred Stock are convertible into 1,737,500 shares of common stock of the Issuer based on a conversion rate of 208.33 shares of common stock per share of preferred stock) and warrants to purchase 834,000 shares of common stock of the Issuer for an approximate aggregate purchase price of $1,668,000.

               In addition, the Aries Domestic also received 0.86 Unit Purchase Options to purchase 430 shares of Preferred Stock (convertible into 89,625 shares of common stock of the Issuer based on a conversion rate of 208.33 shares of common stock per share of preferred stock) and warrants to purchase 42,990 shares of common stock of the Issuer. Similarly, the Aries Trust received 1.668 Unit Purchase Options to purchase 834 shares of Preferred Stock of the Issuer (convertible into 173,750 shares of common stock of the Issuer based on a conversion rate of 208.33 shares of common stock per share of preferred stock) and warrants to purchase 83,400 shares of common stock of the Issuer.

               Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

          (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital.

          Paramount Capital, Inc. has acted as placement agent for the Issuer in connection with its November, 1995 and March, 1996 private offerings of securities. Michael S. Weiss, Senior Managing Director of Paramount Capital, Inc., serves as a member of the Board of Directors of the Issuer, receives customary Board member compensation and voted in favor of the December 1996 changes to management and Board composition previously set forth in Item 4. David R. Walner, Associate Director of Paramount Capital, Inc. and Secretary of Paramount Capital Asset Management, Inc., serves as Secretary of the Issuer without compensation.

          On November 27, 1995 Paramount Capital, Inc. and the Issuer entered into a Financial Advisory Agreement whereby Paramount Capital, Inc. agreed to act as a non-exclusive Financial Advisor to the Issuer and to identify and negotiate potential acquisition candidates, investments and/or strategic alliances. Pursuant to a Placement Agency Agreement entered into between Paramount Capital, Inc. and the Issuer dated September 27, 1996, the parties agreed to extend the Financial Advisory Agreement for an additional eighteen (18) months.

          In addition, as described in Item 3, Aries Domestic and the Aries Trust extended a line of credit of up to $500,000, which the Company has not yet repaid.

          Except as indicated in this 13D and exhibits hereto, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other party or parties, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits:

Exhibit A -    Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
               Aries Domestic and Aries Trust to file this Statement on
               Schedule 13D on behalf of each of them.

Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of executive officers and directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.



                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:    April 21, 1997
          New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                  ARIES DOMESTIC FUND, L.P.
                                  By: Paramount Capital Asset Management,
                                      Inc.
                                      General Partner

Dated:    April 21, 1997
          New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                     -----------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                  THE ARIES TRUST
                                  By: Paramount Capital Asset Management,
                                      Inc.
                                      Investment Manager

Dated:    April 21, 1997
          New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                     -----------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


Dated:    April 21, 1997
          New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                     -----------------------------------
                                      Lindsay A. Rosenwald, M.D.




                                  EXHIBIT A

                                  AGREEMENT

                         JOINT FILING OF SCHEDULE 13D

          The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Xytronyx, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:    April 21, 1997
          New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                     ----------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                  ARIES DOMESTIC FUND, L.P.
                                  By: Paramount Capital Asset Management,
                                      Inc.
                                      General Partner

Dated:    April 21, 1997
          New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                     -----------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                  THE ARIES TRUST
                                  By: Paramount Capital Asset Management,
                                      Inc.
                                      Investment Manager

Dated:    April 21, 1997
          New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                     -----------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


Dated:    April 21, 1997
          New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                     ----------------------------------
                                      Lindsay A. Rosenwald, M.D.




                                  EXHIBIT B

     The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT
     ----                                    --------------------
Lindsay A. Rosenwald, M.D.                   Chairman of the Board, President
                                             of Paramount Capital Asset
                                             Management, Inc., Paramount
                                             Capital Investments, LLC and
                                             Paramount Capital, Inc.

Peter Morgan Kash                            Director of Paramount Capital
                                             Asset Management, Inc., Senior
                                             Managing Director, Paramount
                                             Capital, Inc.

Dr. Yuichi Iwaki                             Director of Paramount Capital
                                             Asset Management, Inc.,
                                             Professor, University of
                                             Southern California School of
                                             Medicine

Item 2.

     During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.




                                  EXHIBIT C

     The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, New York, New York, 10019, is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT
     ----                                    --------------------
Paramount Capital Asset Management, Inc.     General Partner;
                                             Investment Manager

     Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.




                                  EXHIBIT D

     The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT
     ----                                    --------------------
Paramount Capital Asset Management, Inc.     Investment Manager

MeesPierson (Cayman) Limited                 Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

     Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.